Exhibit 4.1

NEW AGE BEVERAGES CORPORATION

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

New Age Beverages Corporation (the “Company”) has one class of securities, its common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The description of the Company’s common stock set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Amended Articles of Incorporation, as amended (the “Amended Articles”) and Amended Bylaws (“Amended Bylaws,” and together with the Amended Articles, the “Charter Documents”), each of which is attached as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For additional information, please read the Company’s Charter Documents and the applicable provisions of the Washington Business Corporation Act (the “WBCA”).

Capital Stock

The Company is authorized to issue up to 200,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”) and 1,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). The Company’s board of directors has the power and authority to fix by resolution any designation, series, voting power, preference, right, qualification, limitation, restriction, dividend, time and price of redemption and conversion right with respect to the Preferred Stock. As of December 31, 2019, 81,872,733 shares of the Company’s Common Stock were issued and outstanding and 43,804 shares of Series D Preferred Stock were issued and outstanding.

Voting Rights

The holders of shares of the Company’s Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. The Company’s Common Stock does not have cumulative voting rights.

Dividend Rights

The holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s board of directors in its discretion out of any funds legally available therefor and as permitted by the WBCA.

Liquidation Rights

In the event of the Company’s dissolution, liquidation or winding-up, the holders of shares of Common Stock are entitled to receive the remaining assets of the Company, ratably according to the number of shares of Common Stock held, subject to the distribution rights of shares of Preferred Stock, if any, then outstanding and as permitted by the WBCA.

No Preemptive Rights

No holder of Common Stock shall have any preemptive right to purchase or subscribe for any part of any issue of stock or of securities of the Company convertible into stock of any class whatsoever.

Other Rights

Holders of Common Stock have no subscription or conversion rights and there are no redemption or sinking fund provisions or rights.

Listing

The Company’s Common Stock is currently traded on the Nasdaq Capital Market under the symbol “NBEV.”

Warrants

As of December 31, 2019, the Company had outstanding warrants to purchase an aggregate of 311,356 shares of Common Stock. The warrants have the following exercise prices and expiration dates: warrants for 8,500 shares at $1.83 expiring in December 2020, warrants for 102,856 shares at $4.38 expiring in February 2022, and warrants for 200,000 shares at $5.14 expiring in March 2029.

Anti-Takeover Provisions

The Charter Documents and the WBCA contain certain provisions that may discourage an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult. The following are some of the more significant anti-takeover provisions that are applicable to the Company:

Washington Anti-Takeover Statute

Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA generally prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the date the acquiring person first became a 10% beneficial owner of the voting securities of the target corporation, unless, among other options, the business transaction or the acquisition of shares is approved by (i) a majority of the members of the target corporation’s board of directors prior to the time the acquiring person first became a 10% beneficial owner of the target corporation’s voting securities or (ii) a majority of the members of the target corporation’s board of directors and two-thirds of the outstanding voting shares of the target corporation at the time of or subsequent to the business transaction. Such prohibited transactions include, among other things:

●	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;
●	termination of 5% or more of the employees of the target corporation employed in the State of Washington as a result of the acquiring person’s acquisition of 10% or more of the shares; or
●	receipt by the acquiring person of any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur if it complies with provisions specified in the statute requiring that a shareholder receive a fair price. A corporation may not “opt out” of this statute. These provisions may discourage or make more difficult an attempt by a shareholder or other entity to acquire control of the Company.

Authority of the Board of Directors

Under the Amended Articles, the Company’s board of directors has the power to issue any or all of the shares of the Company’s capital stock, including the authority to establish one or more series of Preferred Stock and to fix the powers, preferences, rights and limitations of such class or series, without seeking stockholder approval. In addition, under the Amended Bylaws, the Company’s board of directors has the right to fill vacancies on the board of directors. Under the Amended Articles, the Company’s board of directors has the authority to make, amend and repeal the Bylaws.